May 30, 2025

Seth Grae
Chief Executive Officer
LIGHTBRIDGE Corp
11710 Plaza America Drive, Suite 2000
Reston, VA 20190

       Re: LIGHTBRIDGE Corp
           Registration Statement on Form S-3
           Filed May 23, 2025
           File No. 333-287563
Dear Seth Grae:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-551-8713 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Kevin K. Greenslade